Item 1



                                                AERCO LIMITED
                                            Report to Noteholders
                              All amounts in US dollars unless otherwise stated


Month                           December-00
Payment Date                    15th of each month
Convention                      Modified Following Business Day
Current Payment Date            15-Dec-00
Current Calculation Date        11-Dec-00
Previous Payment Date           15-Nov-00
Previous Calculation Date       9-Nov-00
============================================================================================================

1. Account Activity Summary between Calculation Dates

------------------------------------------------------------------------------------------------------------
                                             Prior         Deposits        Withdrawals        Balance on
                                            Balance                                         Calculation Date
                                           9-Nov-00                                           11-Dec-00
-----------------------------------------------------------------------------------------------------------
Expense Account                             74,177.24     4,536,599.47     (3,256,609.41)      1,354,167.30
Collection Account                     101,411,767.99    18,431,397.51    (15,565,158.99)    104,278,006.51
Aircraft Purchase Account              156,782,417.20       532,700.89    (41,705,315.26)    115,609,802.83

 - Liquidity Reserve cash balance       84,716,609.00                                -        86,166,609.00
-----------------------------------------------------------------------------------------------------------
Total                                  258,268,362.43    23,500,697.87    (60,527,083.66)    221,241,976.64
------------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                 156,782,417.20
Interest Income                                                                                  532,700.89
Aircraft Purchase Payments                                                                   (38,030,507.00)
Economic Swap Payments                                                                        (3,674,808.26)
------------------------------------------------------------------------------------------------------------
Balance on current Calculation Date                                                          115,609,802.83
-----------------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                      74,177.24
Transfer from Collection Account on previous Payment Date                                      4,528,732.87
Permitted Aircraft Accrual                                                                               -
Interim Transfer from Collection Account                                                                 -
Transfers from Aircraft Purchase Account                                                                 -
Interest Income                                                                                    7,866.60
Balance on current Calculation Date
 - Payments on previous payment date                                                            (943,083.91)
 - Interim payments                                                                                      -
 - Other                                                                                      (2,313,525.50)
------------------------------------------------------------------------------------------------------------
Balance on current Calculation Date                                                            1,354,167.30
------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                 101,411,767.99
Collections during period                                                                     18,431,397.51
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                    (4,353,178.29)
 - Permitted Aircraft Modifications                                                                     -
Net Swap payments on previous Payment Date                                                      (175,554.58)
Aggregate Note Payments on previous Payment Date                                             (11,036,426.12)
------------------------------------------------------------------------------------------------------------
Balance on current Calculation Date                                                          104,278,006.51
------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount

First Collection Account Reserve                                                              65,000,000.00
Cash Held
 - Security Deposits                                                                          21,166,609.00
                                                                                           -----------------
 Liquidity Reserve Amount                                                                     86,166,609.00
                                                                                           -----------------


============================================================================================================

                                                 Page 1 of 4


                                                AERCO LIMITED
                                            Report to Noteholders
                              All amounts in US dollars unless otherwise stated


Current Payment Date                   15-Dec-00
Current Calculation Date               11-Dec-00
Previous Payment Date                  15-Nov-00
Previous Calculation Date              9-Nov-00
============================================================================================================
Balance in Collection and Expense Account                                                    105,632,173.81
Liquidity Reserve Amount                                                                     (86,166,609.00)
                                                                                          ------------------
Available Collections                                                                         19,465,564.81
                                                                                          ==================
4. Analysis of Collection Account Activity (Continued)
------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                     8,696,907.87
(II) a)      Class A Interest but excluding Step-up                                            5,729,619.04
     b)      Swap Payments other than subordinated swap payments                                 175,522.49
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                30,000,000.00
(iv)         Class A Minimum principal payment                                                            -
(v)          Class B Interest                                                                    953,704.30
(vi)         Class B Minimum principal payment                                                 1,368,831.92
(vii)        Class C Interest                                                                  1,135,499.16
(viii)       Class C Minimum principal payment                                                            -
(ix)         Class D Interest                                                                    678,112.77
(x)          Class D Minimum principal payment                                                            -
(xi)         Second collection account top-up                                                 56,166,609.00
(xii)        Class A Scheduled principal                                                                  -
(xiii)       Class B Scheduled principal                                                         612,457.88
(xiv)        Class C Scheduled principal                                                         114,909.38
(xv)         Class D Scheduled principal                                                                  -
(xvi)        Permitted accruals for Modifications
(xvii)       Step-up interest                                                                             -
(xviii)      Class A Supplemental principal                                                               -
(xix)        Class E Primary Interest                                                                     -
(xx)         Class B Supplemental principal                                                               -
(xxi)        Class A Outstanding Principal                                                                -
(xxii)       Class B Outstanding Principal                                                                -
(xxiii)      Class C Outstanding Principal                                                                -
(xxiv)       Class D Outstanding Principal                                                                -
(xxv)        Subordinated Swap payments                                                                   -
                                                                                          ------------------
             Total Payments with respect to Payment Date                                     105,632,173.81
             less collection Account Top Ups (iii) (b) and (xi) (b) above                     86,166,609.00
                                                                                          ------------------
                                                                                              19,465,564.81

                                                                                          ==================

------------------------------------------------------------------------------------------------------------


                                                 Page 2 of 4



                                                AERCO LIMITED
                                            Report to Noteholders
                              All amounts in US dollars unless otherwise stated


Current Payment Date                 15-Dec-00
Current Calculation Date             11-Dec-00
Previous Payment Date                15-Nov-00
Previous Calculation Date            9-Nov-00
===========================================================================================

5. Payments on the Notes by Subclass

--------------------------------------------------------------------------------------------------------------------------
                               Subclass        Subclass       Subclass           Total        Subclass        Subclass
Floating Rate Notes               A-2            A-3            A-4             Class A         B-1             B-2

--------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                  6.62000%        6.62000%         6.62000%                        6.62000%       6.62000%
Applicable Margin                  0.3200%         0.4600%          0.5200%                         0.6000%        1.0500%
Applicable Interest Rate          6.94000%        7.08000%         7.14000%                        7.22000%       7.67000%
Day Count                         Act/360         Act/360          Act/360                         Act/360        Act/360
Actual Number of Days                  30              30               30                              30             30
Interest Amount Payable      1,101,046.68    3,333,500.00     1,295,072.36                      446,509.43     507,194.87
Step-up Interest Amount
  Payable                          NA              NA               NA                              NA             NA
--------------------------------------------------------------------------------------------------------------------------
Total Interest Paid          1,101,046.68    3,333,500.00     1,295,072.36     5,729,619.04     446,509.43     507,194.87
--------------------------------------------------------------------------------------------------------------------------

Expected Final Payment
  Date                         15-Dec-05     15-Jun-02       15-May-11                        15-Jul-13       15-Jul-08
Excess Amortisation Date       17-Aug-98     15-Feb-06       15-Aug-00                        17-Aug-98       15-Aug-00
--------------------------------------------------------------------------------------------------------------------------
Original Balance           290,000,000.00  565,000,000.00   235,000,000.00                   85,000,000.00  80,000,000.00
Opening Outstanding
  Principal Balance        190,382,711.37  565,000,000.00   217,659,219.42   973,041,930.79  74,212,093.50  79,352,522.79
--------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors               77.31%         100.00%         100.00%                           93.97%        100.00%
Pool Factors                        68.99%         100.00%          92.76%                           88.69%         99.90%
--------------------------------------------------------------------------------------------------------------------------
Minimum Principal
  Payment                               -               -                -                -     661,505.79     707,326.13
Scheduled Principal
  Payment                               -               -                -                -     295,978.22     316,479.66
Supplemental Principal
  Payment                               -               -                -                -              -              -
--------------------------------------------------------------------------------------------------------------------------
Total Principal
  Distribution Amount                   -               -                -                -     957,484.01   1,023,805.79
--------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable
  to principal                                                                            -
- amount allocable
  to premium
--------------------------------------------------------------------------------------------------------------------------
Closing Outstanding
  Principal Balance        190,382,711.37  565,000,000.00   217,659,219.42   973,041,930.79  73,254,609.49  78,328,717.00
--------------------------------------------------------------------------------------------------------------------------


5. Payments on the Notes by Subclass

-----------------------------------------------------------------------------------------
                                Total         Subclass       Subclass         Total
Floating Rate Notes           Class B            C-1           C-2          Class C

-----------------------------------------------------------------------------------------
Applicable LIBOR                                  6.62000%     6.62000%
Applicable Margin                                  1.3500%      2.0500%
Applicable Interest Rate                          7.97000%     8.67000%
Day Count                                         Act/360      Act/360
Actual Number of Days                                  30           30
Interest Amount Payable                        557,763.31   577,735.85
Step-up Interest Amount
  Payable                                          NA           NA
-----------------------------------------------------------------------------------------
Total Interest Paid             953,704.30     557,763.31   577,735.85       1,135,499.16
-----------------------------------------------------------------------------------------

Expected Final Payment
  Date                                       15-Jul-13      15-Jun-08
Excess Amortisation Date                     17-Aug-98      15-Aug-00
-----------------------------------------------------------------------------------------
Original Balance                            85,000,000.00   80,000,000.00
Opening Outstanding
  Principal Balance         153,564,616.29  83,979,420.00   79,963,438.86  163,942,858.86
-----------------------------------------------------------------------------------------
Extended Pool Factors                               99.97%         100.00%
Pool Factors                                        98.47%          99.84%
-----------------------------------------------------------------------------------------
Minimum Principal
  Payment                     1,368,831.92              -               -               -
Scheduled Principal
  Payment                       612,457.88      86,615.50       28,293.88      114,909.38
Supplemental Principal
  Payment                                -              -               -               -
-----------------------------------------------------------------------------------------
Total Principal
  Distribution Amount         1,981,289.80      86,615.50       28,293.88      114,909.38
------------------------------------- ---------------------------------------------------
Redemption Amount                                       -               -
- amount allocable
  to principal                                          -               -
- amount allocable
  to premium                                            -               -
-----------------------------------------------------------------------------------------
Closing Outstanding
  Principal Balance         151,583,326.49  83,892,804.50   79,935,144.98  163,827,949.48
-----------------------------------------------------------------------------------------

=========================================

Fixed Rate Notes                   D-2

-----------------------------------------
Applicable Interest Rate          8.50000%
Day count                        30 / 360
Number of Days                         30
Interest Amount Payable        678,112.77
-----------------------------------------
Total Interest Paid            678,112.77

-----------------------------------------
Expected Final Payment Date    15-Mar-14
Excess Amortisation Date       15-Jul-10
-----------------------------------------
Original Balance           100,000,000.00
Opening Outstanding
  Principal Balance         96,341,617.00
-----------------------------------------
Extended Pool Factors              100.00%
Expected Pool Factors              100.00%
-----------------------------------------
Extended Amount                         -
Expected Pool Factor Amount             -
Surplus Amortisation
-----------------------------------------
Total Principal Distribution Amount     -
-----------------------------------------
Redemption Amount                       -
- amount allocable to principal         -
                           --------------
- amount allocable to premium           -
-----------------------------------------
Closing Outstanding
  Principal Balance         96,341,617.00
=========================================


                                                 Page 3 of 4




                                                AERCO LIMITED
                                            Report to Noteholders
                                Amounts in US Dollars unless otherwise stated


Current Payment Date                      15-Dec-00
Current Calculation Date                  11-Dec-00
Previous Payment Date                     15-Nov-00
Previous Calculation Date                  9-Nov-00
==========================================================================================================================

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          15-Dec-00
End of Interest Accrual Period            15-Jan-01
Reference Date                            13-Dec-00

--------------------------------------------------------------------------------------------------------------------------

                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2

--------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           6.71000%    6.71000%    6.71000%   6.71000%    6.71000%     6.71000%   6.71000%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    7.0300%     7.1700%     7.2300%    7.3100%     7.7600%      8.0600%    8.7600%

---------------------------------------------------------------------------------------------------------------------------

==================================================

Fixed Rate Notes                            D-1

--------------------------------------------------

Actual Pool Factor                          100.00%

--------------------------------------------------

==========================================================================

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

-------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2

-------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance   190,382.71  565,000.00  217,659.22  74,212.09   79,352.52    83,979.42  79,963.44
Total Principal Payments                         -           -           -     957.48    1,023.81        86.62      28.29
Closing Outstanding Principal Balance   190,382.71  565,000.00  217,659.22  73,254.61   78,328.72    83,892.80  79,935.14

Total Interest                            1,101.05    3,333.50    1,295.07     446.51      507.19       557.76     577.74
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%

-------------------------------------------------------------------------------------------------------------------------

==================================================

(b) Fixed Rate Notes                        D-2

--------------------------------------------------

Opening Outstanding Principal Balance    96,341.62
Total Principal Payments                         -
Closing Outstanding Principal Balance    96,341.62

Total Interest                              678.11
Total Premium                                    -

==================================================

=========================================================================================================================


                                                 Page 4 of 4